ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

April 1, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jennifer Lopez, Staff Attorney

RE: ADB International Group, Inc.
File No. 000-54862
Amendment No. 4 to Registration Statement on Form 10-12G
Filed on February 28, 2014
Staff Comment Letter dated March 12, 2014

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated March 12, 2014, with respect to the above-referenced Form 10-12G/A filed by ADB International Group, Inc. (the "Company") on February 28, 2014. Please note that the Company has included the audited financial statements for the year-ended December 31, 2013 in amendment #5 to its Form 10-12G as well as in its recently filed Form 10-K for the year ended December 31, 2013.

For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.
Item 13. Financial Statements and Supplementary Data, page 29

Comment 1. Reference is made to your waiver request dated January 23, 2014 submitted to the Division's Office of the Chief Accountant. You requested that January 1, 2010 be the date for re-entry as a development stage entity and relief from the requirement to audit the year ended December 31, 2010. The waiver was granted in the letter dated February 19, 2014 from the Division's Office of the Chief Accountant. The financial statements included in Amendment #4 to Form 10-12G assume re-entry as a development stage entity on January 1, 2011 rather than January 1, 2010. Please amend to reflect January 1, 2010 as the date of re-entry as a development stage entity or advise. In light of the waiver that was granted, the amounts from inception in the annual financial statements should be labeled as unaudited and the auditors' report should not indicate that those cumulative amounts have been audited. Please also update the disclosures throughout the filing to reflect January 1, 2010 as the date of re-entry as a development stage entity.

Response 1. In our waiver request, we requested "that January 1, 2010 be the date for re-entry as a development stage entity and relief from the requirement to audit the year ended December 31, 2010."
The rationale for the waiver request, as we expressed, was "As a result of the multiple changes in control since inception on August 31, 1988, the number of years that have passed since 1988 and our reasonable belief, based upon the nature of the name changes, that the changes also involved a change in the nature of the Registrant's business. The Registrant has determined that it would be impossible to obtain records dating from inception.
Further, based upon the records that the Registrant has in its possession after diligent search, including inquiry made with the former control group under Matthew Schulman, the Registrant has not been able to determine in which years the Registrant earned revenue. Therefore, we believe that it is both impractical and costly to even try to determine a date on which the Registrant re-entered the development stage."
Upon reflection, our request for relief from the requirement that the year ended December 31, 2010 be audited and our request that January 1, 2010 be accepted as the date of our re-entry as a development stage entity are both inconsistent and mutually exclusive. We were not able to audit the year ended December 31, 2010, as stated in our waiver request, nor any prior years, as a result of the change in management and lack of availability of records from the 2010 period.
As a result, we believe that it is beyond our capability to determine when the company earned revenue from its operations and when it ceased earning revenue causing it to re-enter the development stage. However, the Company has been able to obtain an audit of the financial statements from the years 2011 through 2013. As a further result, the Company is left with the best estimate of re-entering the development stage on January 1, 2011. This date begins the period for which audits have been completed by the Company's current auditors and for which it has the most relevant and accurate data for assessing the date of re-entry.

Therefore, we request that the staff accept the date of January 1, 2011 rather than January 1, 2010 as the date of re-entry as a development state entity.

Audited Consolidated Financial Statements, page 38

Notes to Consolidated Financial Statements, page 43

Note 4, Stockholders' Equity, page 46

Comment 2. We reviewed your response to comment 4 in our letter dated February 11, 2014. As noted in the comment directly above, the year ended December 31, 2010 is required to included in the amounts from inception on an unaudited basis. As such, Comment 4 in our letter dated February 11, 2014 is repeated directly below.

"Based upon our review of the table in Item 10 on page 27, it appears that in June 2010 you issued 63,920,000 shares for services, 13,000 shares for charitable donations and 50,000 shares in exchange for a patent. According to this table, 3,983,000 of these shares were valued at per share prices ranging from $1.25-$1.50 and 60,000,000 shares were valued at $0.001. Please address the following:
- When multiplying the number of shares issued in June 2010 times the per share value disclosed in the table in Item 10 on page 27, the total of all the line items combined is $5,235,210. However, the stock issued for services line item in the year ended December 31, 2010 statement of stockholders' equity totals only $991,737 and no other line items appear to relate to the transactions in the table in Item 10 on page 27. Please explain this large difference.
- Please explain in detail why, as you state in response to comment 10 in our letter dated December 13, 2013, "(You) do not believe it is unreasonable that the single issuance of the control block of 60 million restricted shares not be priced the same as the smaller issuances to third parties based upon arm's length transactions." In this regard, we would not expect contemporaneous issuances of shares for goods or services to have such drastically difference per share value.

Response 2. As we stated in the first paragraph of this response letter, we have updated our disclosure in this Form 10-12G/A#5, as well as in our recently filed Form 10-K, the audited financial statements for 2013. As required by Item 701 of Regulation S-K "Recent sales of unregistered securities," that a registrant "furnish the following information as to all securities of the registrant sold by the registrant within the past three years . . ." we have updated the table in Item 10 to include disclosure of recent sales of unregistered securities within the past three years.

We believe that the staff's Comment 2 is no longer applicable as a result of the inclusion of the audited financial statements for the year ended December 31, 2013.

Respectfully submitted,

/s/ Rob Weissberg, CEO